[Company Letterhead]

April 19, 2005

VIA Telecopier (202) 942-9626 and EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Attention:	Ms. Jennifer R. Hardy
Mr. Edward M. Kelly

Re:	Leggett & Platt, Incorporated (the “Company”)
Registration Statement on Form S-3
File No. 333-123213
Filed March 9, 2005
Amendment No. 1 Filed on April 7, 2005
Amendment No. 2 Filed on April 15, 2005 (“Registration Statement”)

Dear Ms. Hardy and Mr. Kelly:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended, the Company hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated to Tuesday, April 19, 2005, at 4 p.m., Eastern Daylight Time, or as soon thereafter as practicable.

In addition, the Company hereby acknowledges that:

•	Should the Commission or the staff, acting by delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting by delegated authority in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the Registration Statement’s disclosures; and

•	The Company may not assert the Commission staff’s comments or the declaration of the Registration Statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States’ federal securities laws.

Please call R. Randall Wang at (314) 259-2149 or William L. Cole at (314) 259-2711 if you have any questions or comments. Thank you for your continued assistance.

Sincerely,

LEGGETT & PLATT, INCORPORATED

/s/ Ernest C. Jett

Ernest C. Jett

Senior Vice President, General Counsel

and Secretary

cc:	Wendy M. Watson

R. Randall Wang

G. Douglas Johnson